

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

<u>Via E-mail</u>
Frank Igwealor
Chief Executive Officer
American Renaissance Capital, Inc.
3699 Wilshire Blvd., Suite 530
Los Angeles, CA 90010

> **Re:** **American Renaissance Capital, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 5, 2014**
> **File No. 333-197478**

Dear Mr. Igwealor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. When you file your next amendment, please file a copy that is marked to indicate clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Please refer to Rule 472(a) of the Securities Act of 1933.

2. We note your response to comment 1 of our letter dated August 11, 2014. It appears that the PPM and business plan reference a private offering pursuant to Rule 506 that occurred in December 2013. Please tell us whether you sold any securities pursuant to this offering and revise, if necessary, your Recent Sales of Unregistered Securities section.

3. We note your disclosure on page 9, and throughout the filing, that you have identified three aftermarket auto parts retail businesses and that you intend to begin acquiring these businesses as soon as $200,000 has been raised. Please revise your disclosure here, and

at each other page that you discuss these three businesses, to clarify, if true, that:

- you intend to finance such acquisitions with the proceeds from this offering;

- you have no additional sources or commitments to finance such acquisitions;

- there is no guarantee that you will be able to obtain sufficient financing to acquire these businesses; and

- you have not entered into any agreements to acquire these three businesses.

4.   Refer to comment 3 above. Please also revise your Business section to discuss in more detail your interaction with the potential sellers. Additionally, please clarify if the total amount of $925,000 refers to the aggregate listed sales price of the stores or your own internal assessment.

5.   Refer to comment 3 above. In light of the fact that the company currently has no sources of financing and no commitments for financing that would enable them to acquire the three auto parts businesses and the additional three businesses identified on page 64 please remove the forecasted and financial operating performance table from the filing. Additionally, please revise your remaining disclosure to ensure undue prominence has not been given to these acquisitions and clearly indicate the probability of these acquisitions within your amended filing. If management determines that the acquisitions to be probable, please include audited financial statements in accordance with Rule 3-05 of Regulation S-X.

6.   We note your disclosure throughout the filing that the three businesses you intend to acquire have revenue of $2,669,803, EBITDA of $506,000, assets with fair market value of $431,235 and 16 employees. In light of the fact that the company currently has no sources of financing and no commitments for financing that would enable them to acquire the three auto parts businesses, please remove this disclosure about the three businesses from the filing.

Our officers and directors have relevant, but limited experience . . ., page 17

7.   We note your response to comment 17 in our letter dated August 11, 2014, yet we do not see the revised risk factor disclosure regarding your officers' relevant, but limited experience with investing in real estate, marketable securities and mezzanine debt of middle-market companies. Please revise to include such disclosure or advise.

Selling Security Holders, page 45

8.   We note your revised disclosure on page 46 regarding the natural persons with voting and dispositive power over the shares held by American Community Capital, LP, Los Angeles Community Capital, and Poverty Solutions, Inc. Please clarify why Mr. Igwealor's name is also included in relation to these entities on your tables on pages 46 and 80.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-9

9.   We note your revised disclosure in response to comment 33 in our letter dated August 11, 2014 and remain unclear how the amount of compensation expense related to employees and non-employees has been derived, the total amount recorded and where these amounts have been recorded within your financial statements for the years presented. Additionally, tell us how you determined it was appropriate to present shares issued in exchange for services on your statement of cash flows as cash flows provided by financing activities since these transactions appear to be non-cash. Cite all relevant accounting literature within your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Frank Igwealor
American Renaissance Capital, Inc.
September 23, 2014
Page 4

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Azuka L. Uzoh, Esq.